UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

741929301
CUSIP NUMBER

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 5 Pages

SCHEDULE 13G

CUSIP No.: 741929301		Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). NOMURA CORPORATE RESEARCH AND ASSET MANAGEMENT INC.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	396,380
	6.	Shared Voting Power	16,359
	7.	Sole Dispositive Power	412,739
	8.	Shared Dispositive Power	None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 412,739
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 4.2%
12.	Type of Reporting Person IA

Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Primus Telecommunications Group, Incorporated (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

7901 Jones Branch Drive, Suite 900, McLean, VA 22102

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of Nomura Corporate Research and Asset Management Inc. (“NCRAM”).  This Statement relates to Shares (as defined herein) held for the account of certain investment funds and certain managed accounts (the “Accounts”) for which NCRAM serves as investment manager or investment adviser.  In such capacities, NCRAM may be deemed to have voting and dispositive power over the Shares held in each of the Accounts.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of NCRAM is 2 World Financial Center, Building B, 18th Floor, New York, NY 10128.

Item 2(c).	Citizenship:

NCRAM is a corporation organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

741929301

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

[X]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2010, NCRAM may be deemed to be the beneficial owner of an aggregate of 412,739 Shares.  This amount includes 172,959 Shares that NCRAM may be deemed to beneficially own upon exercise of warrants as per Rule 13d-3(d)(1)(i).

Page 4 of 5 Pages

Item 4(b)	Percent of Class:

The number of Shares of which NCRAM may be deemed to be the beneficial owner constitutes approximately 4.2% of the total number of Shares outstanding. (Based upon the information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q filed on November 15, 2010, there were 9,743,157 Shares outstanding as of October 31, 2010.  NCRAM may be deemed to beneficially own 172,959 Shares upon the exercise of warrants.  Pursuant to Rule 13d-3(d)(1)(i), such Shares have been added to the Issuer's number of Shares outstanding, therefore totaling 9,916,116 as the number of Shares outstanding.)

Item4(c)	Number of Shares of which such person has:

Nomura Corporate Research and Asset Management Inc.:

(i) Sole power to vote or direct the vote:	396,380

(ii) Shared power to vote or direct the vote:	16,359

(iii) Sole power to dispose or direct the disposition of:	412,739

(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2011	NOMURA CORPORATE RESEARCH AND ASSET MANAGEMENT INC. By: /s/ Steve Kotsen, CFA Name: Steve Kotsen, CFA Title: Managing Director, Portfolio Manager